Exhibit 99.2







Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services

3Q23 Results Conference   **November 2023**

Safe Harbor Notice

- This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes,' 'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,' 'estimates,' 'future' or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

ChipMOS

Agenda

☐ **Welcome**

☐ **3Q23 Operating Results**   **S.J. Cheng**

☐ **3Q23 Financial Results**   **Silvia Su**

☐ **Business Outlook**   **S.J. Cheng**

☐ **Q&A**

ChipMOS



3Q23 Operating Results

ChipMOS

Revenue & Gross Margin

- ☐ 3Q23
  - ■ Revenue: NT$5,581.5M (QoQ: +2.5%, YoY: +6.2%)
  - ■ Gross Margin: 15.9% (QoQ: -1.4ppts, YoY: +0.4ppts)



Utilization Rate

3Q23: 60%	3Q23: 47%	3Q23: 74%	3Q23: 65%	3Q23: 63%
2Q23: 59%	2Q23: 40%	2Q23: 72%	2Q23: 60%	2Q23: 60%
3Q22: 63%	3Q22: 64%	3Q22: 49%	3Q22: 46%	3Q22: 57%



Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since 1Q22.

ChipMOS

3Q23 Revenue Breakdown

Product



Gold bump 21.3%

DRAM/SRAM 13.9%

Flash 20.0%

Mixed-signal 7.1%

DDIC (COG+COF) 37.7%

Manufacturing Site



Bumping (incl. RDL/WLCSP) 22.7%

Testing 20.1%

Assembly 20.0%

LCD Driver 37.2%

ChipMOS

Revenue Breakdown — Memory

☐ **3Q23: 33.9% (QoQ: +4.4%, YoY: -22.9%)**





ChipMOS

Revenue Breakdown － DDIC + Gold Bump

☐ 3Q23: 59.0% (QoQ: +2.7%, YoY: +50.9%)





ChipMOS

Revenue Breakdown — End Market

Content Performance of 3Q23

Smart Mobile	TV	Computing	Auto/Industry	Consumer
33.7%	**17.7%**	**4.7%**	**20.3%**	**23.6%**
(QoQ +2.5%)	(QoQ -5.6%)	(QoQ -4.1%)	(QoQ +0.7%)	(QoQ +13.3%)
▪ Smart phone ▪ Wearable	▪ UHD/4K/8K TV ▪ OLED TV ▪ NB/Tablet	▪ PC / Server ▪ SSD	▪ In-car infotainment ▪ ADAS / sensor	▪ Game, TWS ▪ Smart speaker ▪ DSC, STB

    

    

🟢 DDIC & Gold bump   🔵 Memory & Mixed-signal

ChipMOS



3Q23 Financial Results

Consolidated Operating Results Summary

(NT$ Millions)	3Q23	2Q23	3Q22
Revenue	5,581.5	5,444.1	5,254.0
Profit Attributable to the Company	580.6	628.5	671.8
EPS Attributable to the Company - Basic (NT$)	0.80	0.86	0.92
Earnings per ADS equivalent - Basic (US$)[1]	0.50	0.54	0.57
Depreciation & Amortization	1,214.1	1,210.1	1,200.1
CapEx	724.5	691.6	1,062.8
EBITDA[2]	1,701.2	1,731.5	1,597.3
Return on Equity (%)[3]	9.6%	10.3%	11.1%

Notes:

(1) The exchange rate was NT$32.24 against to US$1.00

(2) EBITDA = Operating Profit + Depreciation & Amortization

(3) Annualized return on equity to the Company for the quarter

ChipMOS

Consolidated Statements of Comprehensive Income

Selected Items from Consolidated Statements of Comprehensive Income

(NT$ Millions)	3Q23	2Q23	QoQ	3Q22	YoY
Revenue	5,581.5	5,444.1	2.5%	5,254.0	6.2%
Gross Profit	889.1	940.6	-5.5%	812.2	9.5%
Gross Margin	15.9%	17.3%	-1.4ppts	15.5%	0.4ppts
Operating Expenses	(439.3)	(442.0)	-0.6%	(456.3)	-3.7%
Operating Profit	487.1	521.4	-6.6%	397.2	22.6%
Operating Profit Margin	8.7%	9.6%	-0.9ppts	7.6%	1.1ppts
Non-operating Income (Expenses)[1]	230.9	222.4	3.8%	403.3	-42.7%
Profit Attributable to the Company	580.6	628.5	-7.6%	671.8	-13.6%
EPS Attributable to the Company - Basic (NT$)	0.80	0.86	-7.0%	0.92	-13.0%
Weighted Average Shares Outstanding (in thousands) - Basic	727,240	727,240	0.0%	727,240	0.0%
EPS Attributable to the Company - Diluted (NT$)	0.80	0.86	-7.0%	0.92	-13.0%
Weighted Average Shares Outstanding (in thousands) - Diluted	729,324	729,531	0.0%	730,212	-0.1%

Note (1) :
QoQ: Difference mainly due to the increase of the foreign exchange gains of NT$17M and share of profit of associates accounted for using equity method of NT$9M and partially offset by the decrease of interest income of NT$17M.
YoY: Difference mainly due to the decrease of foreign exchange gains of NT$131M and share of profit of associates accounted for using equity method of NT$79M and partially offset by the positive valuation impact of financial assets at fair value through profit or loss of NT$37M (gain of NT$4M in 3Q23 and loss of NT$33M in 3Q22).

ChipMOS

Consolidated Statements of Financial Position & Key Indices

Selected Items from Consolidated Statements of Financial Position

(NT$ Millions)	3Q23 Amount	3Q23 %	2Q23 Amount	2Q23 %	3Q22 Amount	3Q22 %
Current Assets	20,076.0	44.5%	20,530.2	44.8%	16,007.6	38.1%
Non-current Assets	25,001.6	55.5%	25,306.2	55.2%	26,044.5	61.9%
Total Assets	45,077.6	100.0%	45,836.4	100.0%	42,052.1	100.0%
Current Liabilities	6,269.6	13.9%	7,816.5	17.0%	5,034.3	12.0%
Non-current Liabilities	14,333.1	31.8%	14,193.4	31.0%	12,500.3	29.7%
Total Liabilities	20,602.7	45.7%	22,009.9	48.0%	17,534.6	41.7%
Total Equity	24,474.9	54.3%	23,826.5	52.0%	24,517.5	58.3%
Total Liabilities and Equity	45,077.6	100.0%	45,836.4	100.0%	42,052.1	100.0%
Key Indices						
A/R Turnover Days	84		76		90	
Inventory Turnover Days	54		58		66	

ChipMOS

Consolidated Statements of Cash Flows

(NT$ Millions)	1Q-3Q23	1Q-3Q22
Cash and Cash Equivalents at Beginning of Period	9,896.6	5,906.2
Net Cash Generated from (used in) Operating Activities	4,392.2	7,220.5
Net Cash Generated from (used in) Investing Activities	(2,283.8)	(3,997.2)
Net Cash Generated from (used in) Financing Activities	(704.6)	(1,691.7)
Effect of Exchange Rate Change on Cash	11.6	30.5
Cash and Cash Equivalents at End of Period	11,312.0	7,468.3
Free Cash Flow[1][2]	1,089.0	(427.9)

Note :
(1) Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum.
(2) Difference mainly due to the decrease of operating profit of NT$1,712M and partially offset by the decrease of cash dividend paid NT$1,454M, CapEx of NT$1,358M and income tax expense of NT$351M.

ChipMOS

Capital Expenditures & Depreciation

- ☐ 3Q23
  - ■ CapEx: NT$724.5M
  - ■ Depreciation: NT$1,214.1M



ChipMOS



Business Outlook

Market & Business Outlook

☐ Customers impacted by ongoing broader market fluctuations

☐ Cautiously conservative on Q4 compared to Q3

- Memory: memory product momentum likely better than DDIC

  ✓ Assembly and test UT are impacted by the continued destocking and softer demand at certain customers

  ✓ Increasing DRAM rush assembly order benefits from Memory IDMs lowering their UT level

  ✓ NAND Flash demand is rebounding

- DDIC: Auto panel and OLED demand generally stable

  ✓ Softness in end product demand impacts UT level of large panel, TV, and smart phone products

  ✓ High UT level of high-end DDIC test platforms and some specific platforms are near fully occupied

  ✓ Controlled CapEx plan based on customer demand

ChipMOS

Q&A

www.chipmos.com

ChipMOS